FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Ö            Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:                      No:      Ö

Healthy revenues growth in second quarter of 2006*

Second quarter highlights:

•	Revenues in both business units developing well.

•	Operating income rose by 22.4%; after exceptional items operating income up by 66%.

•	Net income increases by 6.4% to € 12.2 million.

•	Integration of Océ Imagistics proceeding as planned.

Salient figures In million €	Second quarter			First six months
	2006	2005**	Δ	2006	2005**	Δ
Total revenues	783.6	640.4	22.4%	1,537.7	1,263.2	21.7%
EBITDA	66.4	49.5	34.2%	142.0	97.9	45.1%
EBITA	26.5	19.1	38.8%	59.4	37.6	58.1%
Operating income (EBIT)	18.0	14.7	22.4%	41.7	28.7	45.2%
Net income	12.2	11.5	6.4%	24.1	19.8	21.8%

In € per ordinary share
Net income	0.14	0.13	8.4%	0.28	0.22	26.6%
EBITDA	0.79	0.59	33.9%	1.69	1.17	44.7%

**	Recalculated on the basis of IFRS (see press release dated March 31, 2006 and website www.investor.oce.com).

Comments by CEO Rokus van Iperen:

‘The favourable development of revenues in the second quarter illustrates the success of our strategy, which is based on expanding our distribution power and introducing innovative printing systems.

Wide Format Printing Systems again achieved excellent results. Both revenues and operating income developed favourably.

Digital Document Systems showed healthy revenues growth in all areas. The integration of Océ Imagistics is proceeding as planned. We will achieve the synergy benefits planned for 2006. The integration will have a positive impact on the results for the second six months of this financial year.’

*	The figures in this report are unaudited. The report has been prepared on the basis of IFRS.

Revenues grow by 22.4% in second quarter

Total revenues in the second quarter of 2006 increased by 22.4% to € 783.6 million. After adjustment for exchange rate effects, the increase amounted to 20.5%.

Non-recurring revenues increased by 24.3%, of which 1.6% was due to exchange rate effects. This increase was largely achieved thanks to the contribution of Océ Imagistics where good progress has been booked with the integration. Sales in the other parts of Océ also increased further.

Recurring revenues increased by 21.6%. The exchange rate effect amounted to 2.1%. Both Business Services and the income from maintenance contracts contributed to this increase.

More aggressive pricing

The gross margin decreased from 41.8% to 41.3%.

This decrease was due to more aggressive pricing in the sales of new printing systems. This brings an increase in the number of machines sold and leads to a bigger machine population. As a result, revenues from service, toners and inks will increase further.

Operating expenses as a percentage of total revenues decreased by 0.5% to 39.0%, also as a consequence of the restructuring programme. As a result, first six months 2006 total cost savings amounted to about € 10 million.

Operating income after exceptional items up by 66%

Operating income before depreciation and amortisation (EBITDA) was € 66.4 million (2005: € 49.5 million). Operating income (EBIT) amounted to € 18.0 million, an increase of 22.4% compared to 2005.

The operating income comprises a number of exceptional items that hamper a good comparison with the results for the second quarter of 2005.

The following table provides a better indication of the actual developments:

In million €
EBIT 2006/2		18.0
Restructuring and integration costs	7.6
Costs of share-based schemes (difference compared to 2005)	-1.2
Lease revenues (difference compared to 2005)	2.2
Release of pension provisions USA/UK	-2.1

		6.5

EBIT 2006/2 normalised		24.5

The normalised operating income amounted to € 24.5 million, an increase of 66.0% compared to the second quarter of 2005 (€ 14.7 million).

Development of revenues, excluding acquisition and exchange rate effects

To gain a better idea of how revenues developed, excluding the acquisition of Imagistics and exchange rate effects, the indicative figures on page 9 of this press release can be used.

Non-recurring revenues increased by 5.0%. Recurring revenues went up by 1.5%.

This resulted in an indicative increase in revenues of 2.5%.

Interest instruments are reducing financial expense

Financial expense (net) amounted to € 6.5 million. This was reduced because of a gain of € 4.6 million that was realised on the interest instruments that had been taken out to protect Océ against increases in interest rates. In addition, interest charges were reduced due to the fact that the financing preference shares and a minority holding are no longer classed as debt but have again been classified as total equity following the adaptation of the relevant conditions.

Taxation contributed € 0.6 million to the result. This contribution arose because a substantial proportion of income was achieved in countries with a relatively low tax charge. In addition, offsettable losses were largely capitalised.

Net income increased by 6.4% to € 12.2 million. Operating income before depreciation and amortisation amounted to € 0.79 per ordinary share (2005: € 0.59).

Net income per ordinary share outstanding amounted to € 0.14 (2005: € 0.13).

Revenues of Digital Document Systems increase in all areas

Revenues of the Strategic Business Unit Digital Document Systems (DDS) increased by 29.1% to € 557.7 million. Of this increase, 1.6% was the result of exchange rate effects.

Non-recurring revenues increased by 31.4%. This increase includes exchange rate effects of 1.1%.

Sales of printing systems in the United States grew strongly thanks to Océ Imagistics. In Europe, too, sales were higher than last year, both in cutsheet and in continuous feed printing systems.

Recurring revenues grew by 28.2% (26.3% excluding exchange rate effects). Revenues from Business Services were up by 3.5% compared to 2005. Operating income of DDS was – € 3.2 million. The normalised operating income of DDS amounted to € 2.5 million. After adjustment for the amortisation of intangible assets (EBITA) the operating income was € 9.7 million (2005: € 2.2 million).

The measures taken in DDS, which entailed considerable restructuring costs in the first half of the year, will bring an improvement in the results of this Business Unit in the second six months.

Excellent results again booked by Wide Format Printing Systems

In the Strategic Business Unit Wide Format Printing Systems (WFPS) total revenues grew by 8.4% to € 225.9 million (5.9% excluding exchange rate effects).

Non-recurring revenues increased by 11.6%, of which 2.7% stemmed from exchange rates.

The increase in sales of printing systems was achieved both in the technical document market and in the graphics market.

Colour printers are showing the strongest growth, but also demand for black-and-white printers in the engineering market developed favourably.

Recurring revenues, i.e. the income from maintenance contracts and sales of toner, ink and media increased by 7.0% (4.5% excluding exchange rate effects).

Operating income of WFPS amounted to € 21.2 million (2005: € 13.8 million), an increase of 53.8%. The normalised operating income amounted to € 22.0 million.

Revenues for first six months grow by 21.7% to € 1.5 billion

Total revenues in the first six months of 2006 increased by 21.7%, of which 3.0% resulted from exchange rate effects.

Non-recurring revenues increased by 20.3%, or by 17.6% if exchange rate effects are excluded.

Recurring revenues increased by 22.3%, including 3.2% in the form of a positive exchange rate effect.

The gross margin went up by 0.3% from 41.8% to 42.1%.

Operating expense as a percentage of revenues decreased by 0.2% to 39.4%.

Operating income amounted to € 41.7 million (2005: € 28.7 million), an increase of 45.2%.

Net income was € 24.1 million (2005: € 19.8 million), an increase of 21.8%.

EBITDA amounted to € 142.0 million, a 45.1% increase compared to 2005.

Net income per ordinary share amounted to € 0.28 (2005: € 0.22).

Integration of Imagistics proceeding as planned

The sales activities of the Corporate Printing Business Group in the United States have been fully integrated within Océ Imagistics.

In this way the synergy benefits between the two businesses are being optimally utilised.

The organisation is also preparing the roll-out of the Océ VarioPrint 6250 in the American market.

The savings on personnel costs and accommodation costs are progressing well. The savings that are expected for 2006 as a result of these measures will be realised.

Océ North America and Océ Imagistics will in due course start to use one single IT system. This will allow working methods to be further harmonised and enable further cost savings to be achieved.

The expectation is that no one-off impairment charge will arise with regard to the capitalised IT costs.

Balance sheet and cash flow

During the second quarter the conditions applicable to the financing preference shares were modified, which means that these shares are classed as part of total equity under IFRS.

As a result, shareholders’ equity increased by € 56.7 million.

The balance sheet total amounted to € 2,650 million, a decrease of € 191 million compared to the balance sheet at the end of 2005. This shorter balance sheet was mainly attributable to a decrease in accounts receivable (€ 62 million), the reduction of € 95 million in cash and cash equivalents and the sale of the lease portfolio (€ 16 million).

The solvency ratio (total equity/total assets) amounted to 27%.

The cash flow from operating activities in the first six months was € 24 million.

In the second quarter € 28 million was spent on investments in intangible assets. These investments principally related to long-term investments in patent rights.

The free cash flow in the second quarter was € 33 million. Over the first 6 months this amounted to € 30 million negative (2005: € 17 million negative).

The free cash flow for 2006 is expected to be positive.

Corporate Sustainability Report published

In June Océ published its second Corporate Sustainability Report. This report describes how Océ applied sustainable business practices in 2005. Océ manufactures products that are environmentally friendly because of their long useful lifetime and the re-use of components. The company seeks to measure the progress of improvements in the area of sustainability each year via clearly quantifiable indicators.

Prospects for 2006

The positive development of revenues is expected to continue in the second half of the year, as sales of printing systems as well as revenues from services will keep on developing well.

Operating income of the second six months of the year will be influenced by higher R&D costs and by amortisation of intangible assets. On the other hand the savings resulting from the restructuring measures in Europe and the United States, and also the synergies generated by the integration of Océ Imagistics, will make a stronger contribution to the result.

Concrete prediction of the result for the full 2006 financial year will not be given yet.

Board of Executive Directors Océ N.V.

July 5, 2006

For further information:

Investor Relations:

Pierre Vincent

Senior Vice President

Investor Relations

Venlo, The Netherlands

Telephone +31 77 359 2240

E-mail investor@oce.com

Press:

Jan Hol

Senior Vice President

Corporate Communications

Venlo, The Netherlands

Telephone +31 77 359 2000

E-mail jan.hol@oce.com

Consolidated Statement of Operations

Period December 1, 2005 till May 31, 2006 In million €	Second quarter		Six months
	2006	2005	2006	2005
	IFRS	IFRS	IFRS	IFRS
Revenues from sales, rentals and service	775.9	631.3	1,522.0	1,244.4
Interest from finance lease	7.7	9.1	15.7	18.8

Total revenues	783.6	640.4	1,537.7	1,263.2
Cost of sales, rentals and service	460.0	372.9	890.6	734.8
Gross margin	323.6	267.5	647.1	528.4
Operating expenses	305.6	252.8	605.4	499.7
Operating income	18.0	14.7	41.7	28.7
Financial expense (net)	-6.5	-3.6	-19.1	-6.7
Share in income of associates	0.1	0.1	0.2	0.4
Income before income taxes	11.6	11.2	22.8	22.4
Income taxes	0.6	0.8	1.3	-1.5
Net income before minority interest	12.2	12.0	24.1	20.9
Minority interest	—	-0.5	—	-1.1
Net income	12.2	11.5	24.1	19.8
Net income attributable to holders of ordinary shares	11.9	11.0	23.8	18.8

Free cash flow	33.2	34.9	-30.4	-16.8

Average number of ordinary shares outstanding (x 1,000)	83,925	83,697	83,834	83,615

Per ordinary share in €
Net income attributable to holders of ordinary shares	0.14	0.13	0.28	0.22

Consolidated Balance Sheet

In million €	Second quarter 2006	Opening balance 2006	End of financial year 2005

	IFRS	IFRS	IFRS
Assets

Intangible fixed assets	522	551	551
Tangible fixed assets	552	579	579
Derivate financial instruments	16	9	—
Other non-current assets	318	355	351
Total non-current assets	1,408	1,494	1,481

Inventories	377	363	363
Trade and other receivables	801	855	854
Derivate financial instruments	16	6	—
Cash and cash equivalents	48	143	143
Total current assets	1,242	1,367	1,360

Total assets	2,650	2,861	2,841

Equity and liabilities

Total shareholders’ equity	675	648	711
Minority interest	35	—	37
Total equity	710	648	748

Non-current borrowings	606	334	227
Derivate financial instruments	2	—	—
Provisions and other liabilities	579	605	605
Total non-current liabilities	1,187	939	832

Current borrowings	225	669	669
Derivate financial instruments	3	16	—
Other current liabilities	525	589	592
Total current liabilities	753	1,274	1,261

Total equity and liabilities	2,650	2,861	2,841

Changes in shareholders’ equity

In million €	First six months 2006	Financial year 2005
	IFRS	IFRS
Amount at November 30, 2005/2004	711	714

Transition to IFRS (excluding IAS 32 and IAS 39)	—	-70
Transition to IAS 32 and IAS 39	-63	—

Amount at December 1, 2005/2004	648	644

Net income	24	80
Dividend	-36	-50
Results on shares purchased	—	-1
Movement repurchased shares	3	3
Movement preference shares	57	—
Movement hedge reserve	14	—
Foreign currency translations	-35	35

Amount at May 31, 2006/ November 30, 2005	675	711

Indicative revenues growth (excluding exchange rate effects and acquisitions)

As percentage	Second quarter 2006	First six months 2006
Non-recurring revenues
Digital Document Systems	2.5	–5.0
Wide Format Printing Systems	8.9	7.4

Total	5.0	–1.0

Recurring revenues
Digital Document Systems	0.5	—
Wide Format Printing Systems	4.5	3.0

Total	1.5	1.0

Revenues growth
Digital Document Systems	1.0	–1.5
Wide Format Printing Systems	5.9	4.4

Total	2.5	0.5

Abridged Consolidated Statement of Cash Flow

Period December 1, 2005 till May 31, 2006 In million €	First six months 2006	First six months 2005
	IFRS	IFRS
Cash flow from operating activities

Net income	24	20
Depreciation	100	69
Investments less divestments in rental equipment and movements in finance lease receivables	-21	-4
Long term liabilities (provisions), inclusive provisions for finance lease and short term assets	5	-17
Trade accounts and other receivables	2	5
Inventories	-33	-19
Trade accounts payable	-26	-12
Net change in other working capital accounts	-27	-50

Cash flow from operating activities	24	-8

Cash flow from investing activities
Capital expenditure on intangible assets	-32	-4
Capital expenditure less divestments in property, plants and equipment	-38	-47
Capital expenditure on other financial assets	—	-1
Net change in unconsolidated companies	—	—
Sale of lease portfolio	16	43
Sale (purchase) group companies (net of cash)	—	—

Cash flow from investing activities	-54	-9

Free cash flow	-30	-17

Cash flow from financing activities

Interest bearing loans	-130	-33
Repurchase/issue own shares	60	2
Dividend	-36	-40
Other	34	-3

Cash flow from financing activities	-72	-74

Translation differences	7	3

Change in cash and cash equivalents	-95	-88

Océ Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of professional printing and document management systems. For offices, industry and the graphics market the company develops and manufactures systems for the production, distribution and management of documents, in colour and black-and-white, in small format and in wide format.

This relates to printers, scanners, peripheral equipment and printing media but also to document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of machines.

Océ focuses primarily on professional environments in which its products are well-known for their productivity and reliability, ease of use and favourable total cost of ownership. The company has built a world-wide reputation as an innovative business in both a commercial an technological respect.

Océ is commercially active in 80 countries and has its own sales and services establishments in over 30 countries. In Europe and the United States it also operates research and manufacturing facilities in various locations. In 2005 Océ, which employs more than 24,000 people, achieved revenues of € 2.7 billion and a net income of € 80 million.

Business model Océ’s business model is based on close cooperation between Sales and Services and Research & Development. Thanks to the constant feedback of experience gained from ongoing, intensive contact with users, Océ is able to respond promptly and effectively to changing market conditions.

The company’s own sales and service organisation has attuned its activities as accurately as possible to the market segments that are of strategic relevance. In this way the broad product range and technology base of Océ and selected machines OEMs (Original Equipment Manufacturers) can be optimally deployed to meet customer needs. In a number of countries part of the product range is made available via specialised distributors.

Océ develops its basic technologies and most of its products concepts in own R&D facilities. In all cases this involves searching for ways of providing specific solutions for each customer’s current and future needs. The desire and the ability to develop totally new concepts to meet these needs is the source of the company’s broad and unique technology base. Océ’s innovative capabilities are also enhanced and strengthened through alliances with strategic partners and through cooperation with co-developers and OEMs for machines in the high, medium and low volume segments.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control).

When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the annual report for 2005, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Océ N.V.

p.o. Box 101, 5900 MA Venlo,

the Netherlands

Telephone (+31) (0) 77 3592240

Telefax (+31) (0) 77 3595436

Océ on the Internet:

http://www.investor.oce.com

E-mail: info@oce.com

Trade register Venlo 12002283

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors (Principal Executive Officer)

Dated: July 11, 2006